UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 30, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Banco Santander (Brasil) S.A.

2Q15 BR GAAP Results

July 30th, 2015

Santander

DISCLAIMER

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results ,performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions.

We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

TABLE OF CONTENTS

MACROECONOMIC SCENARIO - CONSENSUS

GDP (Y-o-Y growth %)


1.0
2.5
0.1
-1.8
0.2
2012
2013
2014
2015e
2016e

Interest Rate – Selic (%)


7.25
10.00
11.75
14.25
12.00
2012
2013
2014
2015e
2016e

Inflation (IPCA %)


5.8
5.9
6.4
9.2
5.4
2012
2013
2014
2015e
2016e

Exchange Rate (R$ / US$)


2.04
2.34
2.66
3.25
3.40
2012
2013
2014
2015e
2016e

TABLE OF CONTENTS

NET PROFIT

Results including extraordinary events

R$ MM


195.9%
2.6%
1,633
1,675
3,157
4,832
1Q15
2Q15
Extraordinary events
2Q15 Total profit
125.7%
15.5%
2,864
3,308
3,157
6,465
6M14
6M15
Extraordinary events
6M15 Total profit

EXTRAORDINARY EVENTS 2Q15

R$ MM – after taxes


Balance sheet strengthening R$ 1,613
4,770
799
483
331
3,157
Tax provision reversal (Cofins)
Intangible amortization / others
Fiscal and civil contingencies
Credit provisions
Total

TABLE OF CONTENTS

NET PROFIT

Net profit increases 3% in the quarter

R$ MM


16.6%
2.6%
15.5%
1,437
1,464
1,521
1,633
1,675
2,864
3,308
909
927
943
949
951
1,818
1,900
528
537
578
684
724
1,046
1,408
2Q14
3Q14
4Q14
1Q15
2Q15
6M14
6M15
Accounting Profit
Goodwill

HIGHLIGHTS – 2Q15 / 1Q15

Total profit | Extraordinary events | **Recurrent**

Balance Sheet

- **Liquidity gap improvement**
  - ✓ Expanded Loan Portfolio -1%
  - ✓ Funding from clients +6%
- **Balance sheet strenght**
  - ✓ BIS ratio: 18.1%
  - ✓ Loans / Deposits: 92%

Results

- **Revenues with robust increase**
  - ✓ Net interest income +5%
  - ✓ Fees +3%
- Allowance for loan losses +11%
  - ✓ Net interest income, net of allowance for loan losses +2%
- General expenses +5%, with annual evolution below inflation
- Net profit +3%

Risks

- Slight worsening of credit quality, **with coverage increase**
  - ✓ Delinquency ratio Over 90 3.2% (+19 bps)
  - ✓ Cost of credit 3.1% (+25 bps)
  - ✓ Coverage ratio 185% (+387 bps)

RESULTS

R$MM

			Var. (%)		6M15	
Managerial Profit	6M15	6M14	YoY	QoQ	Extraordinary	Total
Net Interest Income	14,620	13,686	6.8%	4.8%	(411)	14,209
Fee and Commission Income	5,738	5,316	7.9%	2.9%		5,738
TOTAL REVENUES	20,358	19,002	7.1%	4.2%	(411)	19,947
Allowance for Loan Losses	(4,450)	(4,797)	-7.2%	10.7%	(552)	(5,002)
General Expenses	(8,403)	(8,006)	5.0%	4.8%		(8,403)
Others	(3,427)	(2,752)	24.5%	7.4%	6,317	2,890
PROFIT BEFORE TAXES	4,078	3,447	18.3%	-5.8%	5,354	9,432
Taxes and Minority Interest	(769)	(582)	32.2%	-35.3%	(2,197)	(2,966)
MANAGERIAL NET PROFIT	3,308	2,864	15.5%	2.6%	3,157	6,465

NET INTEREST INCOME

Net interest income accelerates and grows 5% in the quarter

Net Interest Income Breakdown

R$ MM


11.9%
4.8%
6.8%
6,686
6,980
6,983
7,140
7,480
13,686
14,620
985
1,459
1,522
1,635
1,707
2,278
3,341
313
347
351
368
374
617
742
5,387
5,174
5,110
5,137
5,399
10,791
10,536
2Q14
3Q14
4Q14
1Q15
2Q15
6M14
6M15
Credit
Deposits
Others

NII with Clients and Interest Rates

Interest Rate (Quarter average) – Selic

2T14	3T14	4T14	1T15	2T15
10.9 %	10.9%	11.3%	12.2%	13.1%


Credit Spread (%)
9.8%
9.1%
8.6%
8.4%
8.5%
9.8%
8.5%
Deposit Spread (%)
1.0%
1.1%
1.0%
1.1%
1.1%
1.0%
1.1%
2Q14
3Q14
4Q14
1Q15
2Q15
6M14
6M15

LOAN PORTFOLIO

Loan portfolio decelerates in the quarter

Expanded Portfolio

R$ Billion


15.0%
-1.0%
279.7
293.1
310.6
324.7
321.6
Jun.14
Sep.14
Dec.14
Mar.15
Jun.15

Segment Breakdown

R$ Million	Jun-15	Jun-14	YoY	QoQ	Share Loan Portfolio in Jun/15
Individuals	81,534	75,679	7.7%	2.1%	32%
Consumer Finance	35,338	36,851	-4.1%	-2.3%	14%
SMEs	31,352	31,268	0.3%	-0.9%	12%
Corporate	106,179	82,502	28.7%	-3.9%	42%
Total	**254,402**	**226,299**	**12.4%**	**-1.4%**	**100%**
Other Transactions[1]	67,190	53,423	25.8%	0.9%	
Expanded Portfolio	**321,592**	**279,722**	**15.0%**	**-1.0%**	

1.Includes other Credit Risk Transactions with customers (Debenture, FIDC, CRI, Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees).

FUNDING

Funding from clients grows 6% in the quarter

R$ Billion	Jun-15	Jun-14	YoY (%)	QoQ (%)
Demand Deposits + Savings Deposits	51.4	50.4	2.0%	-2.6%
Time Deposits + Debentures[1]	173.1	146.8	17.9%	5.7%
Treasury Notes (Letras Financeiras)[2]	51.0	33.6	52.0%	15.5%
Funding From Clients - on balance	**275.5**	**230.7**	**19.4%**	**5.7%**
(-) Reserve Requirements	-32.7	-42.5	-23.0%	0.1%
Borrowing and Onlendings	15.8	13.0	21.7%	-1.6%
Subordinated Debt	15.5	14.5	6.9%	-1.1%
Offshore Funding	41.4	30.7	34.9%	-1.7%
Total Funding – on balance	**315.5**	**246.4**	**28.0%**	**4.5%**
Assets Under Management	178.3	154.2	15.7%	6.5%
Total Funding + AUM	**493.8**	**400.6**	**23.3%**	**5.2%**

1. Includes Real Estate Credit Notes (LCI), and Agribusiness Credit Notes (LCA), 2.Includes Certificates of Structured Operations (COE),

FEES AND COMMISSION INCOME

Fees increase 3% in the quarter

Total

R$ Million


8.5%
2.9%
2,683
2,765
2,977
2,828
2,910
2Q14
3Q14
4Q14
1Q15
2Q15

Breakdown of Fee and Commission Income

R$ Million	6M15	6M14	YoY	QoQ
Asset Management	511	477	7.2%	-3.3%
Current Account	966	912	6.0%	7.5%
Lending Operations	681	586	16.3%	7.8%
Insurance	968	849	14.0%	5.3%
Cards	1,664	1,648	1.0%	-1.4%
Collection Services	486	449	8.2%	8.3%
Securities Brokerage and Placement	286	256	11.8%	4.8%
Others	176	139	26.0%	-9.6%
TOTAL	5,738	5,316	7.9%	2.9%

GENERAL EXPENSES

General expenses grow 5% in the quarter and twelve months

General Expenses

R$ Million


6.6%
-4.8%
4,032
450
1,788
1,794
4,303
508
1,863
1,932
4,440
502
1,976
1,962
4,103
533
1,861
1,709
4,300
567
1,962
1,771
2Q14
3Q14
4Q14
1Q15
2Q15
Administrative
Personnel
Depreciation and Amortization

Breakdown of Expenses

R$ Million	6M15	6M14	YoY	QoQ
Administrative	3,480	3,573	-2.6%	3.6%
Personnel	3,823	3,547	7.8%	5.4%
Subtotal	**7,304**	**7,120**	**2.6%**	**4.6%**
Depreciation/ Amortization	1,099	886	24.1%	6.4%
Total	**8,403**	**8,006**	**5.0%**	**4.8%**

CREDIT INDICATORS

Delinquency improves in twelve months and worsens in the quarter

NPL from 15 to 90 days


7.5%
6.7%
6.4%
6.8%
6.8%
5.0%
4.3%
4.1%
4.3%
4.5%
2.7%
2.2%
2.2%
2.5%
2.6%
Jun.14
Sep.14
Dec.14
Mar.15
Jun.15

NPL Over 90 days


5.6%
5.2%
4.8%
4.3%
4.4%
4.1%
3.7%
3.3%
3.0%
3.2%
2.7%
2.4%
2.1%
2.0%
2.3%
Jun.14
Sep.14
Dec.14
Mar.15
Jun.15

Corporate — Individuals — Total

Coverage Ratio Over 90 days


158.5%
180.8%
184.7%
Jun.14
Mar.15
Jun.15*

(*) Excluding the extraordinary events, coverage ratio reaches 177.9% in Jun/15.

ALLOWANCE FOR LOAN LOSSES

Credit cost below 2014 levels


3.8%
3.7%
3.1%
2.9%
3.1%
3.7%
3.0%
-4.6%
10.7%
-7.2%
2,451
2,466
2,128
2,112
2,338
4,797
4,450
3,043
3,070
2,795
2,568
2,967
6,044
5,535
(591)
(604)
(667)
(457)
(628)
(1,247)
(1,085)
2Q14
3Q14
4Q14
1Q15
2Q15
6M14
6M15
Credit Cost
Gross Allowance for Loan Losses
Income from recovery of written off loans

PERFORMANCE RATIOS


Efficiency Ratio (%)
49.5%
49.8%
50.1%
2Q14
1Q15
2Q15


Recurrence (%)
66.5%
68.9%
67.7%
2Q14
1Q15
2Q15


ROAA (%)
1.2%
1.1%
1.6%
1.1%
2Q14
1Q15
2Q15


ROAE (%)
11.6%
12.8%
18.2%
12.8%
2Q14
1Q15
2Q15

Considers the extraordinary events

LIQUIDITY AND CAPITAL RATIOS

Loan to Deposit[1]


98.1%
99.0%
92.3%
Jun.14
Mar.15
Jun.15

BIS Ratio


17.9%
1.6%
16.3%
16.0%
1.5%
14.5%
18.1%
1.5%
16.6%
Jun.14
Mar.15
Jun.15
Tier I
Tier II

TABLE OF CONTENTS

2Q15 – Final Remarks

Good performance in the quarter in a challenging environment

- We continue to invest in our business platforms
- Revenues accelerate and present good performance
- General expenses with annual evolution below inflation
- Slight worsening of credit quality, with coverage increase
- Improvement of liquidity and solvency position

We continue strengthening our commercial model, with focus on a sustainable growth

TABLE OF CONTENTS

Annexes – BR GAAP

RESULTS

Managerial (R$ million)

Managerial Financial Statement	6M15	6M14	Var. YoY Abs.	Var. YoY %
NET INTEREST INCOME	**14,620**	**13,686**	**934**	**6.8%**
Allowance for Loan Losses	(4,450)	(4,797)	347	-7.2%
NET INTEREST INCOME AFTER LOAN LOSSES	**10,170**	**8,889**	**1,281**	**14.4%**
Fee and Commission Income	5,738	5,316	422	7.9%
General Expenses	(8,403)	(8,006)	(397)	5.0%
Personnel Expenses + Profit Sharing	(3,823)	(3,547)	(276)	7.8%
Administrative Expenses	(4,580)	(4,459)	(121)	2.7%
Tax Expenses	(1,818)	(1,548)	(270)	17.4%
Other Income (Expenses)	(1,609)	(1,204)	(405)	33.7%
INCOME BEFORE TAXES	**4,078**	**3,447**	**631**	**18.3%**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(701)	(499)	(202)	40.5%
MINORITY INTEREST	(69)	(83)	15	-17.6%
NET PROFIT	**3,308**	**2,864**	**444**	**15.5%**

RESULTS

Managerial – Quarterly (R$ million)

Managerial Financial Statement	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15
NET INTEREST INCOME	**7,000**	**6,686**	**6,980**	**6,983**	**7,140**	**7,480**
Allowance for Loan Losses	(2,346)	(2,451)	(2,466)	(2,128)	(2,112)	(2,338)
NET INTEREST INCOME AFTER LOAN LOSSES	**4,654**	**4,235**	**4,514**	**4,854**	**5,028**	**5,142**
Fee and Commission Income	2,633	2,683	2,765	2,977	2,828	2,910
General Expenses	(3,974)	(4,032)	(4,303)	(4,440)	(4,103)	(4,300)
Personnel Expenses + Profit Sharing	(1,760)	(1,788)	(1,863)	(1,976)	(1,861)	(1,962)
Administrative Expenses	(2,214)	(2,244)	(2,439)	(2,464)	(2,242)	(2,337)
Tax Expenses	(767)	(782)	(768)	(822)	(929)	(889)
Other Income (Expenses)	(797)	(407)	(413)	(820)	(723)	(886)
INCOME BEFORE TAXES	**1,749**	**1,697**	**1,795**	**1,749**	**2,100**	**1,977**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(269)	(230)	(282)	(162)	(408)	(293)
MINORITY INTEREST	(53)	(30)	(50)	(66)	(60)	(9)
NET PROFIT	**1,428**	**1,437**	**1,464**	**1,521**	**1,633**	**1,675**

BALANCE SHEET Assets (R$ million)

Assets	Jun-14	Sep-14	Dec-14	Mar-15	Jun-15
Current Asset and Long-term Assets	**476,749**	**497,162**	**572,730**	**596,216**	**591,269**
Cash and Cash Equivalents	5,005	5,050	5,075	4,964	5,525
Interbank Investments	32,502	56,077	39,809	48,736	56,850
Securities and Derivative Financial Instrument	103,862	102,175	132,271	131,493	145,900
Interbank Accounts	45,328	33,554	30,308	34,291	34,689
Interbranch Accounts	-	2	-	-	-
Lending Operations	211,722	219,890	231,021	244,162	239,445
- Allowance for Loan Losses	*(14,656)*	*(14,704)*	*(14,582)*	*(14,078)*	*(15,080)*
Other Receivables	76,448	78,263	131,892	130,277	106,410
Other Assets	1,883	2,152	2,355	2,292	2,449
Permanent Assets	**17,451**	**17,776**	**17,226**	**16,075**	**14,021**
Investments	50	44	38	38	38
Fixed Assets	6,363	6,499	6,923	6,783	6,707
Intangibles	11,038	11,233	10,265	9,253	7,276
- Goodwill	*26,276*	*27,433*	*27,428*	*27,531*	*27,527*
- Others	*(15,238)*	*(16,200)*	*(17,163)*	*(18,278)*	*(20,251)*
Total Assets	**494,200**	**514,938**	**589,956**	**612,291**	**605,290**
Total Assets (excluding goodwill)	**486,614**	**507,122**	**583,089**	**606,273**	**600,223**

BALANCE SHEET Liabilities and Equity (R$ million)

Liabilities and Equity	Jun-14	Sep-14	Dec-14	Mar-15	Jun-15
Current Liabilities and Long-Term Liabilities	**434,865**	**455,129**	**531,085**	**553,030**	**541,233**
Deposits	134,118	135,286	143,632	140,580	143,787
Demand Deposits	*14,635*	*14,084*	*16,049*	*15,255*	*14,842*
Saving Deposits	*35,779*	*36,627*	*37,939*	*37,569*	*36,595*
Interbank Deposits	*4,172*	*3,764*	*3,776*	*3,748*	*3,008*
Time Deposits	*79,532*	*80,810*	*85,867*	*84,008*	*89,342*
Money Market Funding	89,945	101,545	110,353	117,102	126,218
Funds from Acceptance and Issuance of Securities	69,739	75,214	74,952	83,722	90,496
Interbank Accounts	2,492	1,523	14	1,284	1,573
Interbranch Accounts	1,509	1,458	2,678	2,025	2,229
Borrowings	18,131	21,853	24,444	29,274	29,567
Domestic Onlendings - Official Institutions	12,943	14,031	15,614	15,987	15,737
Foreign Onlendings	9	-	-	-	-
Derivative Financial Instruments	4,472	5,525	8,813	15,247	12,676
Other Payables	101,506	98,694	150,587	147,808	118,948
Deferred Income	335	341	409	408	419
Minority Interest	997	1,155	1,141	1,449	1,906
Equity	58,003	58,313	57,321	57,403	61,732
Total Liabilitities and Equity	**494,200**	**514,938**	**589,956**	**612,291**	**605,290**
Equity (excluding goodwill)	**50,417**	**50,496**	**50,453**	**51,385**	**56,665**

BALANCE SHEET

Loan Portfolio by Product

R$ Million	Jun-15	Jun-14	Var. YoY	Mar-15	Var. QoQ
Individuals	**81,534**	**75,679**	**7.7%**	**79,819**	**2.1%**
Leasing / Auto Loans (*)	2,942	3,199	-8.0%	3,132	-6.1%
Credit Card	17,339	16,704	3.8%	17,170	1.0%
Payroll Loans	13,193	12,091	9.1%	12,757	3.4%
Mortgage	24,235	17,905	35.4%	22,756	6.5%
Agricultural Loans	3,423	2,999	14.1%	3,639	-5.9%
Personal Loans / Others	20,402	22,780	-10.4%	20,364	0.2%
Consumer Finance	**35,338**	**36,851**	**-4.1%**	**36,178**	**-2.3%**
Corporate	**137,530**	**113,769**	**20.9%**	**142,147**	**-3.2%**
Leasing / Auto Loans	3,060	3,127	-2.1%	3,137	-2.4%
Real Estate	10,531	10,117	4.1%	10,332	1.9%
Trade Finance	19,249	15,891	21.1%	23,401	-17.7%
On-lending	12,711	10,895	16.7%	12,901	-1.5%
Agricultural Loans	2,042	2,084	-2.0%	2,714	-24.8%
Working Capital / Others	89,938	71,655	25.5%	89,663	0.3%
Total	**254,402**	**226,299**	**12.4%**	**258,144**	**-1.4%**

(*)Including loans to individuals of the consumer finance segment, auto loan portfolio totaled R$ 32,039 MM in Jun/15, R$ 33,097 MM in Mar/15 and R$ 33,412 MM in Jun/14.

IFRS vs. BR GAAP: Reconciliation

R$ Million	6M15	6M14
NET PROFIT - BR GAAP	4,565	1,046
Reversal of Goodwill Amortization	1,900	1,818
Extraordinary events BR GAAP	(3,157)	-
MANAGERIAL NET PROFIT - BR GAAP	3,308	2,864
Impairment on Loans and Receivables	(5)	27
PPA Amortization	(38)	(38)
Others	75	102
MANAGERIAL NET PROFIT - IFRS	3,341	2,956
Extraordinary events IFRS	3,229	-
NET PROFIT - IFRS	6,570	2,956

SANTANDER ACQUIRING

In 6M15 :

- Volumes increase **45%** in the last 12 months

Santander Acquiring		6M14	6M15	6M15 vs. 6M14
CREDIT	Revenues (R$ MM) Transactions (MM)	▪ 16,308 ▪ 126.9	▪ 24,341 ✓ 171.1	▪ 49% ✓ 35%
DEBIT	Revenues (R$ MM) Transactions (MM)	▪ 9,574 ▪ 160.5	▪ 13,271 ✓ 197.7	▪ 39% ✓ 23%
TOTAL	Revenues (R$ MM) Transactions (MM)	▪ 25,883 ▪ 287.5	▪ 37,612 ✓ 368.8	▪ 45% ✓ 28%

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 26º andar
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br